THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

LETTER OF TRANSMITTAL
for Deposit of Common Shares

of

ESPERANZA RESOURCES CORP.

This Letter of Transmittal is for use by registered holders (“Esperanza Shareholders”) of common shares (“Esperanza Shares”) of Esperanza Resources Corp. (“Esperanza”) in connection with the proposed court-approved plan of arrangement (the “Arrangement”) under which Alamos Gold Inc. (“Alamos”) will acquire, indirectly through its wholly-owned subsidiary 0975064 B.C. LTD. (“Subco”), all of the outstanding Esperanza Shares, to be considered at the special meeting of Esperanza Shareholders to be held on August 27, 2013, or any adjournment(s) or postponement(s) thereof (the “Meeting”). Esperanza Shareholders are referred to the Notice of Special Meeting of Esperanza Shareholders and management information circular dated July 25, 2013 (collectively, the “Circular”), prepared in connection with the Meeting that accompanies this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meanings set out in the Circular. You are encouraged to carefully review the Circular in its entirety.

COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY”)
(SEE LAST PAGE FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE
TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

This Letter of Transmittal is for use by registered Esperanza Shareholders only and is not to be used by beneficial holders of Esperanza Shares (“Beneficial Shareholders”). A Beneficial Shareholder does not have Esperanza Shares registered in its name; rather, such Esperanza Shares are held by an intermediary or clearing agency such as CDS Clearing and Depository Services Inc. If you are a Beneficial Shareholder you should contact your intermediary for instructions and assistance in delivering your certificate(s) representing Esperanza Shares and receiving consideration for such Esperanza Shares.

On the Effective Date, all right, title and interest of the Esperanza Shareholders in the Esperanza Shares will be transferred to Subco and the Esperanza Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each Esperanza Share, $0.85 in cash (the “Cash Consideration”) and 0.0625 of a warrant (each whole warrant, an “Alamos Warrant” and collectively with the Cash Consideration, the “Consideration”) to purchase Alamos common shares (the “Alamos Shares”) at an exercise price of $29.48 until May 17, 2017. Subject to the approval of the Arrangement by the Esperanza Shareholders, the Supreme Court of British Columbia and certain other conditions described in the Circular, the Effective Date is anticipated to be shortly after the Meeting. See the Circular for details.

Esperanza Shareholders are not entitled to receive fractional Alamos Warrants in connection with the Arrangement and the number of Alamos Warrants issuable in connection with the Arrangement will be rounded up to the nearest whole number.

In order for Esperanza Shareholders to receive the Consideration in exchange for their Esperanza Shares, Esperanza Shareholders are required to deposit the certificate(s) representing the Esperanza Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Esperanza Shares deposited pursuant to the Arrangement. If you are a U.S. person (as defined below under “Instructions – 8. Important U.S. Federal Income Tax Information for Shareholders”), you must also complete the enclosed IRS Form W-9 (see page 8 of this Letter of Transmittal).

Please read the Circular and the instructions set out herein carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Esperanza Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

The undersigned (a) understands that whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Date, the undersigned will cease to be a Esperanza Shareholder and, subject to the ultimate expiry identified below, will only be entitled to receive the consideration to which the undersigned is entitled under the Arrangement; and (b) acknowledges and agrees that failure to surrender any certificates, which, prior to the Effective Date, represented issued and outstanding Esperanza Shares with all other instruments required by this Letter of Transmittal, on or prior to the sixth anniversary of the Effective Date will result in a loss of any right to receive the Consideration and any claim or interest of any kind or nature against Esperanza, Alamos or the Depositary.

Notice to U.S. Shareholders

Alamos Warrants to be issued under the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and are to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof and pursuant to similar exemptions from the registration or qualification requirements of any applicable securities laws of any state of the United States. The solicitation of proxies by Alamos is not subject to the proxy requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by a “foreign private issuer” as defined in Rule 3b-4 of the U.S. Exchange Act. Persons that are “affiliates” (as defined in Rule 405 of the U.S. Securities Act) of Alamos after the Arrangement or were affiliates of Alamos within 90 days before the Arrangement may not sell their Alamos Warrants that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act, unless an exemption from such registration requirements is available.

TO:

ESPERANZA RESOURCES CORP.

AND TO:

ALAMOS GOLD INC.

AND TO:

COMPUTERSHARE INVESTOR SERVICES INC., THE DEPOSITARY

In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary for transfer upon the Arrangement becoming effective, the enclosed certificate(s) representing Esperanza Shares, details of which are as follows:

(Please print or type. NOTE: If the space provided is insufficient, please attach a list to this Letter of Transmittal in the above form.)
Certificate Number(s)	Name in Which Registered	Number of Esperanza Shares

TOTAL:

It is understood that, upon receipt of this Letter of Transmittal duly completed and signed, the certificate(s) representing the Esperanza Shares deposited herewith (the “Deposited Shares”) and any other required documentation, and following the Effective Date, the Depositary will send to the undersigned, in accordance with the delivery instructions provided in Box “A”, (i) a cheque (except for payments in excess of $25,000,000, which will be made by wire transfer (as described below)) issued by the Depositary representing the amount of Cash Consideration the undersigned is entitled to receive under the Arrangement, and (ii) a certificate representing the newly issued Alamos Warrants which the undersigned is entitled to receive pursuant to the Arrangement and the certificate(s) representing the Deposited Shares will forthwith be cancelled. It is understood that all payments (including delivery of the Alamos Warrants) will be net of any amounts required to be withheld by law including in respect of applicable withholding taxes.

Pursuant to rules of the Canadian Payments Association, a $25,000,000 ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25,000,000 will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25,000,000, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Arrangement.

The undersigned holder of Esperanza Shares covenants, represents and warrants in favour of Esperanza and Alamos that: (i) the undersigned has received the Circular; (ii) the undersigned is the registered holder of the Deposited Shares; (iii) the Deposited Shares are owned by the undersigned free and clear of all hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances, adverse rights, claims, other third person interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing; (iv) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the Consideration is paid, none of Alamos and Esperanza, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (v) all information inserted into this Letter of Transmittal by the undersigned is complete, true and accurate; (vi) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (vii) the surrender of the Deposited Shares complies with applicable laws; (viii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 4:00 p.m. (Vancouver time) on the business day preceding the date of the Meeting, or, if the Meeting is adjourned or postponed, by no later than 4:00 p.m. (Vancouver time) on the business day preceding the date of the reconvened Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such deposited Shares; and (ix) the delivery of the applicable Consideration contemplated by the Arrangement will discharge any and all obligations of Alamos, Esperanza and the Depositary with respect to the matters contemplated by this Letter of Transmittal. The undersigned further represents that all information provided by the undersigned is true, accurate and complete and covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of share certificate(s) representing Esperanza Shares for the Consideration. The covenants, representations and warranties of the undersigned herein contained survive the completion of the Arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and except with respect to any proxy deposited with respect to the Meeting, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario) or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of a CPOA, and the undersigned hereby agrees not to take any action in the future which results in the termination of the authority herein conferred.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any Esperanza Shares surrendered in connection with the Arrangement shall be determined by Esperanza, Alamos and the Depositary in their sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon Esperanza, Alamos, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Esperanza Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

The undersigned surrenders to Subco, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Esperanza.

The undersigned instructs the Depositary to mail the cheque representing the Cash Consideration and the certificate representing the Alamos Warrants that the undersigned is entitled to pursuant to the Arrangement, in exchange for the duly completed Letter of Transmittal and the Deposited Shares, as soon as practicable following the later of the Effective Date and the date of the deposit of the Letter of Transmittal and the certificates representing the Deposited Shares, together with all other required documents, with the Depositary, by first-class mail, postage prepaid, to the undersigned, or to hold such cheque representing the Cash Consideration and certificate representing the Alamos Warrants in exchange for the Deposited Shares for pick-up, in accordance with the instructions given below.

It is understood that the undersigned will not receive the Consideration under the Arrangement in respect of the Deposited Shares until the Arrangement is consummated and until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will interest accrue or be paid in respect of the Deposited Shares in connection with the Arrangement.

This Letter of Transmittal and accompanying documentation may be revoked by notice in writing to the Depositary at any time up to two business days prior to the Effective Time, in which case this Letter of Transmittal and all accompanying documentation will be returned forthwith to the Esperanza Shareholder.

By reason of the use of the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la presente lettre d’envoi, le soussigne, ce dernier et les destinataires sont reputes avoir demande que tout contrat atteste par /’arrangement, telle qu’il est accepte au moyen de cette lettre d’envoi, de meme que tous les documents qui s’y rapportant, soient rediges exclusivement en anglais.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned, as soon as possible, to the undersigned at the address set out below in Box “A” or Box “B” or, failing such address being specified and provided that Box “C” has not been completed, to the undersigned at the last address of the undersigned as it appears on the securities register of Esperanza.

This Letter of Transmittal shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

PLEASE COMPLETE EITHER BOX “A” AND BOX “B” OR BOX “C”. SEE INSTRUCTION 5 BELOW.

BOX "D"

To be completed by all Esperanza Shareholders by selecting one box below.

Indicate whether or not you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder.

☐ The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
OR
☐ The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "**U.S. Shareholder**" is any Esperanza Shareholder that is either (1) providing an address in Box A or Box B that is located within the United States or any territory or possession thereof or (2) a U.S. person for U.S. federal income tax purposes (as defined below under "*Instructions – 8. Important U.S. Federal Tax Information for Shareholders*").

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder then in order to avoid backup withholding you must complete and timely submit to the Depositary the enclosed Form W-9 (see page 8 of this Letter of Transmittal) or otherwise provide certification that you are exempt from backup withholding (See below "*Instructions – 8. Important U.S. Federal Tax Information for Shareholders*"). If you are a U.S. Shareholder but you are not a U.S. person for U.S. federal income tax purposes, then you must complete the appropriate Form W-8 to avoid backup withholding. If you require an IRS Form W-8, please contact the Depositary or go to the Internal Revenue Service ("**IRS**") website at www.irs.gov.

BOX "E" **SIGNATURE GUARANTEE** Signature guaranteed by: *(if required under Instruction 3)*	**BOX "F"** **SIGNATURE** To be completed by all Esperanza Shareholders Date: ______________________________, 2013
(Authorized Signature of Guarantor)	Signature of Shareholder or Authorized Representative *(See Instruction 4)*
Name of Guarantor *(please print or type)*	Name of Shareholder *(please print or type)*
Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance or Social Security Number of Shareholder *(please print or type)*
	Name of Authorized Representative, if applicable *(please print or type)*
Area Code and Telephone Number	Daytime telephone number of Shareholder or Authorized Representative
	Daytime facsimile number of Shareholder or Authorized Representative

Form **W-9** (Rev. December 2011) Department of the Treasury Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type See **Specific Instructions** on page 2.

Name (as shown on your income tax return)

Business name/disregarded entity name, if different from above

Check appropriate box for federal tax classification:
☐ Individual/sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶

☐ Other (see instructions) ▶

☐ Exempt payee

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the "Name" line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

Cat. No. 10231X Form **W-9** (Rev. 12-2011)

Form W-9 (Rev. 12-2011) Page 2

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,
- The U.S. grantor or other owner of a grantor trust and not the trust, and
- The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see *Special rules for partnerships* on page 1.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name/disregarded entity name" line.

Partnership, C Corporation, or S Corporation. Enter the entity's name on the "Name" line and any business, trade, or "doing business as (DBA) name" on the "Business name/disregarded entity name" line.

Disregarded entity. Enter the owner's name on the "Name" line. The name of the entity entered on the "Name" line should never be a disregarded entity. The name on the "Name" line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner's name is required to be provided on the "Name" line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the "Business name/disregarded entity name" line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.

Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the "Name" line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the "Name" line is an LLC, check the "Limited liability company" box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter "P" for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter "C" for C corporation or "S" for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the "Name" line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the "Name" line.

Form W-9 (Rev. 12-2011) Page 3

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name/ disregarded entity name" line.

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the "Exempt payee" box in the line following the "Business name/ disregarded entity name," sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the "Name" line must sign. Exempt payees, see *Exempt Payee* on page 3.

Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

Form W-9 (Rev. 12-2011) Page 4

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 1.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

INSTRUCTIONS

1.

Use of Letter of Transmittal

(a)

Esperanza Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meanings set out in the Circular.

(b)

This Letter of Transmittal duly completed and signed (or a manually signed facsimile thereof) together with accompanying certificate(s) representing Esperanza Shares and all other required documents must be sent or delivered to the Depositary at the addresses specified on the last page of this Letter of Transmittal. In order to receive the Consideration under the Arrangement for the Esperanza Shares, it is recommended that the foregoing documents be received by the Depositary at the address specified on the last page of this Letter of Transmittal as soon as possible.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Esperanza Shares and all other required documents is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Esperanza recommends that the necessary documentation be hand delivered to the Depositary at the address specified on the last page of this Letter of Transmittal, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Esperanza Shareholders whose Esperanza Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Esperanza Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose. Do not send the share certificate(s) or the Letter of Transmittal to Esperanza or Alamos.

(d)

Alamos reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(e)

If the Consideration is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the Consideration is to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed (Box “A” and Box “B”).

(f)

Any share certificate which immediately prior to the Effective Time represented outstanding Esperanza Shares that is not deposited with all other required instruments on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Esperanza or a warrantholder of Alamos. On such date, the Consideration to which the former Esperanza Shareholder was ultimately entitled shall be deemed to have been surrendered for no consideration to Alamos. None of Alamos, Esperanza or the Depositary shall be liable to any person in respect of any cash or Alamos Warrants (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.

Signatures

This Letter of Transmittal must be completed, dated and signed in Box “F” by the holder of Esperanza Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)

such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) representing the Esperanza Shares and must be guaranteed as noted in Instruction 3.

(c)

If any of the Deposited Shares are registered in different names on several certificates, it will benecessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3.

Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered owner(s) of Esperanza Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Esperanza Shares or, if the cheque representing the Cash Consideration and certificate representing Alamos Warrants are to be delivered to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Esperanza, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.

Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney are executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Esperanza or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.

Delivery Instructions

The cheque representing the Cash Consideration and the certificate representing Alamos Warrants to be delivered in exchange for the Deposited Shares will be issued in the name of the person indicated in Box “A” or Box “B” and delivered to the address indicated in Box “A” or Box “B”, as the case may be. If any cheque representing the Cash Consideration and the certificate representing Alamos Warrants is to be held for pick-up at the offices of the Depositary, complete Box “C”. If none of Box “A”, Box “B” nor Box “C” are completed, any cheque representing the Cash Consideration and the certificate representing Alamos Warrants issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Esperanza. Any cheque representing the Cash Consideration and the certificate representing Alamos Warrants mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.

Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Esperanza Shares, additional certificate numbers and numbers of Esperanza Shares may be included on a separate signed list affixed to this Letter of Transmittal. If Esperanza Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(b)

No alternative, conditional or contingent deposits of Esperanza Shares will be accepted.

(c)

Additional copies of this Letter of Transmittal may be obtained from the Depositary at the address specified on the last page of this Letter of Transmittal.

(d)

It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

(e)

No dividends or other distributions, if any, in respect of Alamos Warrants declared before the Effective Time and payable to holders of Alamos Warrants of record after the Effective Time, will be paid to the holders of any unsurrendered share certificates formerly representing Esperanza Shares until the share certificates representing such Esperanza Shares are surrendered and delivered as provided in the Arrangement and this Letter of Transmittal.

7.

Lost Certificates

If a certificate representing Esperanza Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Esperanza Shares will respond with the replacement requirements that must be satisfied in order for the undersigned to receive the Consideration in accordance with the Arrangement.

8.

Important U.S. Federal Income Tax Information for Shareholders

To ensure compliance with IRS Circular 230, Esperanza Shareholders are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Letter of Transmittal or any document referred to herein is not intended or written to be used, and cannot be used, by Esperanza Shareholders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code of 1986, as amended; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) Esperanza Shareholders should seek advice based on their particular circumstances from their own tax advisors.

U.S. federal income tax law requires a U.S. Shareholder (as defined above in Box D) who receives cash payments in exchange for Esperanza Shares to provide the Depositary with his, her or its correct Taxpayer Identification Number (“TIN”), which, in the case of a U.S. Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not timely provided with the correct TIN or an adequate basis for an exemption, as the case may be, such U.S. Shareholder may be subject to penalties imposed by the IRS and backup withholding in an amount equal to 28% of the gross proceeds of any cash payment received hereunder.

In general, to prevent backup withholding, each U.S. Shareholder that is a U.S. person (as defined below) must provide the Depositary with his, her or its correct TIN by completing the enclosed IRS Form W-9 Request for Taxpayer Identification Number and Certification in accordance with the instructions attached thereto (the “W-9 Guidelines”), which requires such U.S. Shareholder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such U.S. Shareholder is awaiting a TIN); (2) that (i) the U.S. Shareholder is exempt from backup withholding; (ii) the U.S. Shareholder has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the U.S. Shareholder that it is no longer subject to backup withholding; and (3) that the U.S. Shareholder is a U.S. person (see below).

For U.S. federal tax purposes, a “U.S. person” generally is: (i) an individual who is a citizen or resident of the United States; (ii) a partnership, corporation, company or association created or organized in the United States, or under the law of the United States or of any state thereof; (iii) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (iv) a trust if (a) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (b) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Generally, certain exempt holders are not subject to backup withholding. To prevent possible erroneous backup withholding, an exempt holder must enter his, her or its correct TIN in Part I of the enclosed IRS Form W-9, check the “exempt payee” box, and sign and date the form. For more details, see the W-9 Guidelines.

If a U.S. Shareholder does not have a TIN, such U.S. Shareholder should: (i) consult the W-9 Guidelines for instructions as to how to apply for a TIN; (ii) write “Applied For” in the space for the TIN in Part I of the enclosed IRS Form W-9; and (iii) sign and date the enclosed IRS Form W-9. Generally, the Depositary will withhold on all payments made prior to the time a properly certified TIN is provided to it. A U.S. Shareholder who writes “Applied For” in Part I of the enclosed IRS Form W-9 should furnish the Depositary with such U.S. Shareholder’s TIN as soon as it is received.

If the enclosed IRS Form W-9 is not applicable to a U.S. Shareholder because such U.S. Shareholder is not a U.S. person for United States federal tax purposes, such U.S. Shareholder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury, to avoid backup withholding. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other applicable form) may be obtained from the Depositary. Such forms are also available on the IRS website at www.irs.gov.

Backup withholding is not an additional U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. Shareholder’ U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE AND TIMELY SUBMIT THE ENCLOSED IRS FORM W-9 OR, WHERE APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF ANY CASH PAYMENT MADE TO SUCH U.S. SHAREHOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES.

ESPERANZA SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO (A) THE APPLICABILITY OF THE BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS TO THEM AND (B) THE PROPER COMPLETION OF THE ENCLOSED IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8.

9.

Privacy

The undersigned acknowledges that this Letter of Transmittal requires the undersigned to provide certain personal information to Esperanza, Alamos and the Depositary. Esperanza, Alamos and/or the Depositary are collecting such information for the purposes of completing the Arrangement, which includes, without limitation, determining the undersigned’s eligibility to receive the Consideration as set forth under the terms of the Arrangement. The undersigned’s personal information may be disclosed by or on behalf of Esperanza, Alamos and/or the Depositary to: (a) Esperanza, Alamos and the Depositary; (b) the Canada Revenue Agency; and (c) any of the other parties involved in the Arrangement, including legal counsel and other advisors. By executing this Letter of Transmittal, the undersigned is deemed to be consenting to the foregoing collection, use and disclosure of the undersigned’s personal information.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail	By Registered Mail, Hand or by Courier

P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2	100 University Avenue 8th Floor Toronto, ON M5J 2Y1

Attention: Corporate Actions	Attention: Corporate Actions

North American Toll Free: 1-800-564-6253

Overseas: 1-514-982-7555

E-mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Esperanza Shareholders to the Depositary at the telephone number and location set out above.